Exhibit 21.1

Taminco Acquisition Corporation

List of Subsidiaries

Name	Jurisdiction of Organization

Taminco Intermediate Corporation	Delaware

Taminco Global Chemical Corporation	Delaware

Taminco Inc.	Delaware

Taminco Group Holdings S.à r. l.	Luxembourg

Taminco Group BVBA	Belgium

Taminco BVBA	Belgium

Taminco North BVBA	Belgium

Taminco East NV	Belgium

Taminco Germany GmbH	Germany

Yixing Taminco Feed Additives Co., Ltd	China

Taminco Choline Chloride (Shanghai ) Co., Ltd	China

Taminco Italia SRL	Italy

Taminco Mexico, S. de R.L. de C.V.	Mexico

Taminco do Brasil Produtos Quimicos Ltda.	Brazil

Taminco do Brasil Comércio e Indústria de Aminas Ltda.	Brazil

Taminco UK Ltd.	United Kingdom

Tam Limitada (Costa Rica)	Costa Rica

Ecuataminco S.A.	Ecuador

Taminco de Guatemala S.A.	Guatemala

Taminco Venezuela C.A.	Venezuela

Taminco de Honduras, S.A. de C.V.	Honduras

Taminco Argentina S.A.	Argentina

Taminco Uruguay S.A.	Uruguay